Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

VOLUNTARY ANNOUNCEMENT

2020 THIRD QUARTER FINANCIAL RESULTS ANNOUNCEMENT DATE

This is a voluntary announcement made by Huazhu Group Limited (the “Company”).  The Company will announce its unaudited financial results for the three months ended September 30, 2020 on Friday, December 4, 2020 (Hong Kong time), after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. market.

The earnings release will be available on the Company’s investor relations website at https://ir.huazhu.com/press-releases.

The Company’s management will host a conference call at 9 a.m. (Hong Kong time) on Monday, December 7, 2020 (or 8 p.m. (U.S. Eastern time) on Sunday, December 6, 2020) following the announcement. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/1536939 to complete the online registration at least 15  minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through December 14, 2020. Please dial +1 (855) 452 5696 (for callers in the U.S.), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 1536939.

The conference call will also be webcast live over the internet and can be accessed by all interested parties at the Company’s website, https://ir.huazhu.com.

By order of the Board
Huazhu Group Limited
JI Qi
Executive Chairman

Hong Kong, November 25, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.